United States
Securities and Exchange Commission
Washington, D.C. 20549

FORM 12b-25

Notification of Late Filing

(Amendment No. 0)*

OMB Number 3235-0058	SEC File Number 001-33440	CUSIP Number 45841N107
(Check one):	Form 10-K	Form 20-F	Form 11-K	√	Form 10-Q	Form 10-D	Form N-SAR
Form N-CSR
	For Period Ended:	June 30, 2012
Transition Report on Form 10-K
Transition Report on Form 20-F
Transition Report on Form 11-K
Transition Report on Form 10-Q
Transition Report on Form N-SAR
For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

Part I - Registrant Information

Interactive Brokers Group, Inc.
Full Name of Registrant
Not Applicable
Former Name if Applicable
One Pickwick Plaza
Address of Principal Executive Office (Street and Number)
Greenwich, CT 06830
City, State and Zip Code

Part II - Rules 12b-25(b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed.(Check box if appropriate.)

√	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense.
	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

Part III - Narrative

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q,10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

As described in the Registrant’s Form 8-K filed on May 15, 2012, the Registrant sought and has now received from the Securities and Exchange Commission an interpretation on its accounting for noncontrolling interests. As a result, the Registrant expects to amend and file its annual report on Form 10-K for the year ended December 31, 2011 and its quarterly report on Form 10-Q for the quarter ended March 31, 2012, to restate noncontrolling interests in IBG LLC (“LLC”) attributable to IBG Holdings LLC (“Holdings”) as temporary rather than permanent equity, as soon as practicable. Pursuant to the June 6, 2012 amendment to the Exchange Agreement among the Registrant, LLC and Holdings, noncontrolling interests in LLC attributable to Holdings will be reportable as a component of permanent equity, i.e., consistent with the Registrant’s historical presentation, from and after the date of the amendment.

The accounting treatment to be reflected in the amended financial statements will have no effect on reported results of operations or on the valuation or classification of assets or liabilities, for the current period or any previously reported periods; and combined permanent and temporary equity will remain unchanged from the historical presentation.

As of the date of this report, the Registrant’s Quarterly Report on Form 10-Q for the period ended June 30, 2012 could not be completed and filed within the prescribed time period without unreasonable effort or expense because additional time is required by the Registrant to complete its financial statements. Completion of the Form 10-Q for the quarter ended June 30, 2012 is dependent upon the completion of the aforementioned prior period reports. The Registrant expects to file Form 10-Q for the period ended June 30, 2012 as soon as practicable.

Part IV - Other Information

  Name and telephone number of person to contact in regard to this notification

Paul J. Brody	203	618-5800
(Name)	(Area Code)	(Telephone Number)

  Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed?

Yes	No	√
  If answer is no, identify report(s).
  Quarterly Report on Form 10-Q for the quarter ended March 31, 2012

  Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

Yes	√	No
  If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.
  Please refer to Registrant’s earnings release, filed as an exhibit to the Form 8-K with the SEC on July 17, 2012, for a comparison of its results of operations for the quarters ended June 30, 2011 and 2012.

Interactive Brokers Group Inc.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized

Date:	08-10-2012	By /s/	Paul J. Brody	Title:	Chief Financial Officer, Treasurer and Secretary

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

Attention

Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).